



Dave Needham

Co-founder | CEO | Corporate Problem Solver | People Ops
Maverick

Greater Denver Area

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Ohos

 Colorado State University

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500+ connections

Building better places to work thru better leadership selection, better data, better feedback AND NO
PERFORMANCE REVIEWS. Check us out. Www.myohos.com I believe in an environment where difficult
dialogue is valued and practiced; respectful challenge is seen as innovation; trust and respe...

> **This is WHO I AM...**
> 🎥

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Experience

Co-founder/CEO
Ohos
Dec 2015 – Present • 2 yrs 7 mos
Greater Denver Area

Ohos replaces the decades old performance review process with real-time feedback and
actionable people data. It's light, agile, and powerful. You've never experienced people data or
real-time feedback like this! www.myohos.com

Contact me for a demo. If you are tired of:
1) receiving performance reviews like they are an ambush about the last 6 months or more,
2) wracking your brain to remember what someone did in the past year
3) dreading the upcoming conversations,
4) nagging managers to get reviews done and calibrating everything to make sure it is fair
You owe it to yourself, your employees, and your company to explore what you've always
wanted.
www..myohos.com/overview

Media (1)

**Ohos - Decentralized Performance Feedback platform
overview**   🎥



ROWE Transformation Partner
CultureRx
Jan 2015 – Sep 2016 • 1 yr 9 mos
Where ever the winds of change take me

Bringing the workplace in the 21st Century through cultures that focus on Results.
Creating work environments that encourage employees to be Autonomous (independent and self-directing) and Accountable (answerable and responsible).
Creating and executing transition plans that take workplace culture to new levels.

Recent Clients:
- The Garabedian Group - migrate to unlimited vacation policy, establish performance metrics, transition to value-based client billing
- RAMP (Illinois Regional Accessibility Mobilization Program) - Cultural workshop to transition into a Results Only Work Environment



Talent and HR Operations
OneBoxTen
Jan 2010 – Aug 2016 • 6 yrs 8 mos
Greater Denver Area

I help 21st century companies establish 21st century workplaces that have: sustainable revenue growth, process driven cost mitigation, and great cultures in which people want to work.

Promote Organizational Sustainability through:
- Leadership strength
- Intentional culture
- Talent Acquisition Processes and Strategy
- Managers who people want to work for
- Consistent messaging and communication
- Scalable and sustainable compensation strategy

Clients and Projects Include:
- Cummins(2015): Team Performance, Interpersonal Communication, and Safety Improvement
- RAS & Associates (2014-2015): Director of Talent and Operations. Establish talent strategy and operational practices.
- Mountain View Bank of Commerce (2014): Leadership Communication Improvement
- Digital Globe (2013): Performance Montintoring System Implementation and Change Management
- HSS (2012): Talent Acquisition Analysis and Improvement
- Gambro (2012): Sales Development Improvement
- Midway Gold (2012)- Team and Operational Development
- Vail Resorts (2011) - On-boarding, Leadership Architecture, and LMS Project Manager
- Sunflower Electric (2007-2015) - Management and Leadership Development



Director of Talent and Operations
RAS & Associates
2014 – 2015 • 1 yr
Greater Denver Area

Lead all People related matters (talent acquistion, total compensation, employee relations, development, exit, etc.)
Lead Operational elements (accounting, internal projects, office logistics, workforce planning, legal, etc.)
Manage back office team (3 direct reports)



Founder















Engaged Father

The Engaged Father
Jan 2008 – Dec 2014 • 7 yrs
Greater Denver Area

A community resource for men, by men, about the joys and hardships of fatherhood.

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Education

Colorado State University

Colorado State University
Masters, Organizational Performance and Change
2008 – 2010
Activities and Societies: Phi Kappa Phi Honor Society, CHRA, SHRM

- Talent Development Case studies for various organizations
- Organizational Effectiveness Analysis and Recommendation project for regional organization analyzing 11 different components including: climate, management processes, comp/rewards, training, communication, strategy, vision, external factors, talent acquisition, culture, and org processes
- Applied research-based assessment and change management process methodology to improve organizational success

University of Louisville

University of Louisville
B.A., Philosophy
1995 – 2000
Activities and Societies: Beta Theta Pi, Student Orientation Staff, University Ambassador, Student Activity Board

Volunteer Experience

American Cancer Society

Participant
American Cancer Society
Jun 2007 – Jun 2007 • 1 mo
Disaster and Humanitarian Relief

Fat Tire Classic
2 day mountain biking event in Winter Park

Good Sam Bike Jam

Participant & vounteer
Good Sam Bike Jam
Jun 2007 – Jun 2007 • 1 mo
Health

75 mile road biking event

Susan G. Komen for the Cure

Participant
Susan G. Komen for the Cure
Oct 2008 – Oct 2008 • 1 mo
Health

Breast Cancer Research

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